UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of Operations and Financial Condition— Quarter Ended March 31, 2026

On May 13, 2026, Kornit Digital Ltd. (“Kornit”) issued a press release entitled “Kornit Digital Reports First Quarter 2026 Results,” in which Kornit reported its results of operations for the first quarter ended March 31, 2026. A copy of that press release is furnished as Exhibit 99.1 hereto.

Kornit is holding a conference call on May 13, 2026, to discuss its results for the quarter ended March 31, 2026, and, in connection with that call, will make available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press release, dated May 13, 2026, titled “Kornit Digital Reports First Quarter 2026 Results”

99.2	Slide presentation for conference call of Kornit held on May 13, 2026, discussing financial results for the quarter ended March 31, 2026

Incorporation by Reference

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into Kornit’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, 333-263975, 333-286158 and 333-294642).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: May 13, 2026	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer

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